Pricing supplement No. 97X Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-137902 Dated June 25, 2007 Performance Securities with Partial Protection

Linked to the Tel-Aviv 25 Index

Strategic Alternatives to Indexing

Deutsche Bank AG, London Branch

$2,660,080 Securities Linked to the Tel-Aviv 25 Index due on June 30, 2010

Investment Description

Performance Securities with Partial Protection Linked to the Tel-Aviv 25 Index (the “Securities”) provide enhanced exposure to potential appreciation of the Tel-Aviv 25 Index (the “Index”) as well as protection at maturity of 25% of your initial investment. Investments with partial protection of the invested amount can help reduce portfolio risk while maintaining enhanced exposure to equities. The partial protection feature applies only at maturity. The Securities do not guarantee any return of your initial investment in excess of $2.50 per $10.00 Security. If the Average Index Return is zero or negative and the Index Return is less than -25%, your payment at maturity will be less than $10.00 per Security.

Features

❑

Growth Potential: The Securities provide the opportunity to receive enhanced equity returns by multiplying any positive index return by the Participation Rate of 104%. The Securities are not subject to a maximum gain.

❑	Partial Protection of the Invested Amount: At maturity, investors will receive a cash payment equal to at least 25% of their initial investment.

❑	Diversification: Investors can diversify in a partial protection investment linked to the Tel-Aviv 25 Index.

Key Dates

Trade Date	June 25, 2007

Settlement Date[1]	June 29, 2007
Final Valuation Date[1]	June 23, 2010
Averaging Dates[1]	June 25, 2008, June 25, 2009 and June 23, 2010
Maturity Date[1]	June 30, 2010
CUSIP	25152C 35 3
ISIN	DE000DB1KRV0

[1]	Subject to postponement in the event of a market disruption event and as described under “Description of Securities—Payment at Maturity” in the accompanying product supplement X.

Security Offering

We are offering Performance Securities with Partial Protection Linked to the Tel-Aviv 25 Index. The Securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Index. The Securities are our senior unsecured obligations and are offered at a minimum investment of $1,000.

See “Additional Terms Specific to the Securities” in this pricing supplement. The Securities will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement X dated May 30, 2007, underlying supplement no. 5, dated May 30, 2007 and this pricing supplement. See “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement X for risks related to investing in the Securities.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, product supplement X dated May 30, 2007, and underlying supplement no. 5 dated May 30, 2007) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the Securities, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying prospectus, the prospectus supplement, product supplement X and underlying supplement no. 5. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$10.00	$0.25	$9.75
Total	$2,660,080.00	$66,502.00	$2,593,578.00
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,660,080.00	$81.66

UBS Financial Services Inc.	Deutsche Bank Securities

Additional Terms Specific to the Securities

You should read this pricing supplement, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Securities are a part, and the more detailed information contained in product supplement X dated May 30, 2007 and underlying supplement no. 5 dated May 30, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Underlying supplement no. 5 dated May 30, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507125810/d424b21.pdf

♦	Product supplement X dated May 30, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507125818/d424b21.pdf

♦	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

♦	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, “Securities” refers to the Performance Securities with Partial Protection Linked to the Tel-Aviv 25 Index that are offered hereby, unless the context otherwise requires.

This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The Securities may be suitable for you if:

♦	You believe the Index will appreciate over the term of the Securities.

♦	You seek an investment with a return linked to the performance of the Index.

♦	You seek an investment that offers partial protection of your investment when the Securities are held to maturity.

♦	You are willing and able to hold the Securities to maturity.

♦	You do not seek current income from this investment.

♦	You are willing to invest in the Securities based on the indicated Participation Rate.

The Securities may NOT be suitable for you if:

♦	You do not seek an investment with exposure to the economy of Israel or you do not believe the Index will appreciate over the term of the Securities.

♦	You are unwilling or unable to hold the Securities to maturity.

♦	You seek an investment that is 100% protected against the loss of your initial investment.

♦	You seek current income from your investments.

♦	You seek an investment for which there will be an active secondary market.

Indicative Terms

Issuer	Deutsche Bank AG, London Branch (Aa1)[1]

Issue Price	$10 per Security

Term	3 years

Index	The Securities are linked to the Tel-Aviv 25 Index.

Protection Percentage	25% if held to maturity

Participation Rate	104%

Payment at Maturity (per $10.00)

If the Average Index Return is positive, you will receive:

$10.00 + [$10.00 x (Average Index

Return x Participation Rate)]

If the Average Index Return is zero or negative and the Index Return is greater than or equal to -25%, you will receive $10.00 per $10.00 Security.

If the Average Index Return is zero or negative and the Index Return is less than -25%, you will receive:

$10.00 + [$10.00 x (Index Return + the Protection Percentage)]

If the Index Return is less than -25%, you could lose up to $7.50 per $10.00 Security.

Index Return	Index Ending Level - Index Starting Level Index Starting Level

Index Starting Level	1,120.52

Index Ending Level	The closing level of the Index on the Final Valuation Date.

Final Valuation Date	June 23, 2010.

Averaging Dates	June 25, 2008; June 25, 2009; June 23, 2010.

Average Index Return	The average of the Index closing levels on each Averaging Date minus the Index Starting Level, divided by the Index Starting Level.

Determining Payment at Maturity

You will lose 1% of the face amount of your Securities for every 1% that the Index Return is below -25%. Your payment at maturity per $10.00 Security will be calculated as follows:

$10.00 + [$10.00 x (Index Return + the Protection Percentage)]

In this scenario, you could lose up to 75% of your initial investment depending on how much the Index declines.

[1]	Moody’s Investors Service Ltd has assigned a rating of Aa1 to notes, such as the Securities offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A.

What are the tax consequences of the Securities?

You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences. The first sentence in that section under the heading “—Tax Treatment of the Securities” is restated for the purposes of this offering to read: ”We believe that it is reasonable to treat the Securities as prepaid financial contracts for U.S. federal income tax purposes.” Assuming this treatment is respected, your gain or loss on the Securities should be long-term capital gain or loss if you hold the Securities for more than one year. The tax consequences of an investment in the securities are uncertain, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities. For a discussion of certain German tax considerations relating to the Securities, you may refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a Participation Rate of 104% and a range of Index Returns and Average Index Returns.

The following scenario analysis illustrates the hypothetical payment amount at maturity per $10.00 Security for a hypothetical range of performance for the Index and assumes an Index Starting Level of 1,120.52. The following results are based solely on the hypothetical examples cited.

Scenario Analysis	Scenario 1	% Return	Scenario 2	% Return	Scenario 3	% Return
Index Starting Level	1,120.52		1,120.52		1,120.52
Index level at first Averaging Date	1,500.00	33.87%	1,000.00	-10.76%	1,247.00	11.29%
Index level at second Averaging Date	1,525.00	36.10%	985.00	-12.09%	1,264.00	12.80%
Index level at third Averaging Date/ Index Ending Level	1,000.00	-10.76%	840.39	-25.00%	805.50	-28.11%
Average Index Return	19.74%		-15.95%		-1.34%
Index Return	-10.76%		-25.00%		-28.11%
Payment at maturity per $10.00 Security*	$12.05		$10.00		$9.69

*Assuming 104% participation

Scenario 1—The Index Return is -10.76%, reflecting a decrease in the Index from an Index Starting Level of 1,120.52 to an Index Ending Level of 1,000.00. However, the Average Index Return is 19.74%, comprised of annual returns of 33.87%, 36.10% and -10.76% and calculated as follows:

Average Index Return = ((33.87%+36.10%-10.76%)/3) = 19.74%

Because the Average Index Return of 19.74% is positive, payment at maturity is equal to $12.05 per $10.00 Security, calculated as follows:

Payment at maturity per $10.00 Security = $10.00 + ($10.00 x 19.74% x 104%) = $12.05

Scenario 2—The Index Return is -25.00%, reflecting a decrease in the Index from an Index Starting Level of 1,120.52 to an Index Ending Level of 840.39. The Average Index Return is -15.95%, comprised of annual returns of -10.76%, -12.09% and -25.00% and calculated as follows:

Average Index Return = ((-10.76% -12.09% -25.00%)/3) = -15.95%

Because the Average Index Return of -15.95% is negative and the Index Return is -25.00%, payment at maturity is equal to $10.00 per $10.00 Security.

Scenario 3—The Index Return is -28.11%, reflecting a decrease in the Index from an Index Starting Level of 1,120.52 to an Index Ending Level of 805.60. However, the Average Index Return is -1.34%, comprised of annual returns of 11.29%, 12.80% and -28.11% and calculated as follows:

Average Index Return = ((11.29% + 12.80% + -28.11%)/3) = -1.34%

Because the Average Index Return is -1.34% and the Index Return is -28.11%, a decrease of more than 25.00%, payment at maturity is equal to $9.69 per $10.00 Security, calculated as follows:

Payment at maturity per $10.00 Security = $10.00 + [$10.00 x (-28.11% + 25%)] = $9.69

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to an investment in the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the accompanying product supplement X. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦

Partial Protection of Your Initial Investment Applies Only if You Hold the Securities to Maturity—You should be willing to hold your Securities to maturity. If you sell your Securities prior to maturity in the secondary market, you may have to sell them at a discount and you will not have partial protection to the extent of 25% of your initial investment if there is a decline in the Index.

♦

Your Investment in the Securities May Result in a Loss—The Securities do not guarantee any return of your initial investment in excess of $2.50 per $10.00 Security. The return on the Securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Average Index Return and the Index Return, as applicable, is positive or negative. Your initial investment may be exposed to any decline in the Index Ending Level, as compared to the Index Starting Level, beyond the 25% Protection Percentage. Accordingly, you could lose up to $7.50 for each $10.00 investment that you make in the Securities.

♦

No Coupon Payments, Dividend Payments or Voting Rights—As a holder of the Securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Index would have.

♦

Certain Built-in Costs Are Likely to Adversely Affect the Value of the Securities Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full face amount of your Securities, the original issue price of the Securities includes the agents’ commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦

The Index Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Affect the Index—Although the component stocks underlying the Index are traded in currencies other than U.S. dollars, the Securities, which are linked to the Index, are denominated in U.S. dollars, and the amount payable on the Securities at maturity will not be adjusted for changes in the exchange rates between the U.S. dollar and the currency in which the component stocks underlying the Index are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the Index Return and the Average Index Return. The amount we pay in respect of the Securities on the Maturity Date will be determined solely in accordance with the procedures described in this pricing supplement and the product supplement.

♦

Lack of Liquidity—The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intends to offer to purchase the Securities in the secondary market but is not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the Securities.

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that May Be Inconsistent with Investing in or Holding the Securities. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index to Which the Securities Are Linked or the Value of the Securities—We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. We, our affiliates and agents may publish research or other opinions that are inconsistent with the investment view implicit in the Securities. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Index to which the Securities are linked.

♦

Economic and Market Factors Will Impact the Value of the Securities—We expect that, generally, the level of the Index on any day will affect the value of the Securities more than any other single factor. You should not expect the value of the Securities in the secondary market to vary in proportion to changes in the levels of the Index. The value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦	the expected volatility of the Index;

♦	the time to maturity of the Securities;

♦	the market prices and dividend rates on the component stocks underlying the Index;

♦	interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

♦	economic, financial, political, regulatory or judicial events;

♦	the exchange rate and the volatility of the exchange rate of the U.S. dollar and any other currencies relevant to the Index;

♦	supply and demand for the Securities; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦

Non-U.S. Securities Markets Risks—The stocks included in the Tel-Aviv 25 Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile than those of the U.S. domestic market and given the current geopolitical environment, may be subject to different political, market, economic, exchange rate, regulatory and other risks. This may have a negative impact on the performance of the Index which may have an adverse effect on the value of the Securities.

♦

The U.S. Federal Income Tax Consequences Of An Investment In The Securities Are Unclear—There is no direct legal authority regarding the proper U.S. tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the Securities, the timing and character of income thereon might differ materially from the description herein. You should consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in the Securities (including alternative treatments) as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Please read carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.”

The Tel-Aviv 25 Index

The Tel-Aviv 25 Index is published and disseminated by the Tel-Aviv Stock Exchange. As discussed more fully in underlying supplement no. 5 under the heading “The Tel-Aviv 25 Index,” the Tel-Aviv 25 Index is composed of the 25 largest stocks on the Tel-Aviv Stock Exchange in terms of market capitalization.

You can obtain the level of the Tel-Aviv 25 Index at any time from the Bloomberg Financial Markets page “TA-25” or from the Tel-Aviv Stock Exchange website at http://www.tase.co.il/TASEEng.

The following graph illustrates the performance of the Tel-Aviv 25 Index from January 1, 2002 to June 25, 2007. The historical levels of the Tel-Aviv 25 Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Tel-Aviv 25 Index closing level on June 25, 2007 was 1,120.52.

The information on the Tel-Aviv 25 Index provided in this pricing supplement should be read together with the discussion under the heading “The Tel-Aviv 25 Index” in underlying supplement no. 5.

Supplemental Underwriting Information

UBS Financial Services Inc. and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.25 per $10.00 Security. See “Underwriting” in the accompanying product supplement X. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

We expect to deliver the Securities against payment for the Securities on or about the fourth business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Securities on the Trade Date will be required, by virtue of the fact that we expect the Securities initially to settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.